## EXHIBIT A

## THE HERITAGE GROUP GENERAL PARTNER TRUSTS
### Business Address: 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278

Maggie Fehsenfeld Trust No. 100, dated December 30, 1974 (for the benefit of Debra Ann Baker and her issue)

Maggie Fehsenfeld Trust No. 101, dated December 30, 1974 (for the benefit of Trina Lee Fehsenfeld and her issue)

Maggie Fehsenfeld Trust No. 102, dated December 30, 1974 (for the benefit of Mark Edgar Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 103, dated December 30, 1974 (for the benefit of Frank Stockdale Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 104, dated December 30, 1974 (for the benefit of John Michael Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 105, dated December 30, 1974 (for the benefit of James Cornelius Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue)

Maggie Fehsenfeld Trust No. 107, dated December 30, 1974 (for the benefit of Judith Louise Fehsenfeld and her issue)

Maggie Fehsenfeld Trust No. 108, dated December 30, 1974 (for the benefit of Jan Marie Dillow and her issue)

Maggie Fehsenfeld Trust No. 109, dated December 30, 1974 (for the benefit of Jo Anne Rutigliano and her issue)

Maggie Fehsenfeld Trust No. 111, dated December 30, 1974 (for the benefit of William S. Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 112, dated December 30, 1974 (for the benefit of Thomas V. Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 113, dated December 30, 1974 (for the benefit of Nancy F. Smith and her issue)

Irrevocable Intervivos Trust for the Benefit of Debra Ann Baker and her issue, dated December 1973

Irrevocable Intervivos Trust for the Benefit of Trina Lee Fehsenfeld and her issue, dated December 26, 1973

Irrevocable Intervivos Trust for the Benefit of Mark Edgar Fehsenfeld and his issue, dated December 26, 1973

Irrevocable Intervivos Trust for the Benefit of Frank Stockdale Fehsenfeld and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of John Michael Fehsenfeld and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of James Cornelius Fehsenfeld and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Judith Louise Fehsenfeld and her issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Jan Marie Dillow and her issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Jo Anne Rutigliano and her issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of John Allen Fehsenfeld and his issue, dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of William S. Fehsenfeld and his issue, dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of Thomas V. Fehsenfeld and his issue, Dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of Nancy F. Smith and her issue, dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of Ruth Mary Fehsenfeld and her issue, dated December 24, 1973

## THE HERITAGE GROUP GENERAL PARTNER TRUSTEES

Fred M. Fehsenfeld, Jr. previously served as the Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Partnership, in addition to serving as the Partnership Manager for the Reporting Person. His business address is 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278.

James C. Fehsenfeld previously served as Chief Executive Officer of Heritage Construction and Materials located at 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278, which is Mr. Fehsenfeld's principal business address.

William S. Fehsenfeld serves as the Vice President and Secretary of Schuler Books and Music, Inc., an independent bookstore company located at 2660 28th Street SE, Grand Rapids, Michigan 49512, which is Mr. Fehsenfeld's principal business address.

Amy M. Schumacher serves as the Chief Executive Officer of the Reporting Person located at 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278, which is Ms. Schumacher's principal business address.

Geoff Dillon serves as Chief Executive Officer of Heritage Construction and Materials located at 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278, which is Mr. Dillon's principal business address.

Clare Stoner Fehsenfeld does not have a present principal occupation or employment to disclose, other than her role as a General Partner Trustee. Ms. Fehsenfeld's principal business address is 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278.

Megan Arlinghaus advises Heritage Construction & Materials located at 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278, which is Ms. Arlinghaus's principal business address.